Monarch Financial Holdings, Inc.

1101 Executive Blvd.

Chesapeake, VA 23320

November 18, 2009

William Friar	For Use of the
Senior Financial Analyst	Commission Only

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Monarch Financial Holdings, Inc.
Registration Statement on Form S-1
Filed October 14, 2009
File Number 333-162473

Dear Mr. Friar:

Monarch Financial Holdings, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated November 12, 2009 containing comments on the Company’s above referenced Registration Statement on Form S-1 (the “Form S-1”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 14, 2009. This letter on behalf of the Company responds to each of the comments set forth in your letter. We have today filed Amendment No. 1 to the Form S-1 with the Commission (the “Amendment”).

In addition to the electronic filings, we are delivering a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the version filed on October 14, 2009.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Registration Statement on Form S-1

General

1.

Given the significant events of the past 12 months, please include a “Recent Developments” section in the forepart of the prospectus. Include capsule information and textual discussion, to the extent available, for the period ended September 30, 2009

William Friar

November 18, 2009

Response:

We have updated the Form S-1 to include financial and other information through September 30, 2009.

The Company, page 4

2.

We believe that the text beginning at the fourth paragraph is promotional and we would ask that you consider revising and deleting information to give a better balance. We are particularly concerned with the use of compound growth numbers. We note that compound numbers tend to grow at high rates when companies are new because they start out at such a low number, and in the long run they are impossible to sustain. We note that you did not include the compound growth rate of nonperforming assets from December 31, 2003 to December 31, 2008, but if you include other growth rates, then we believe that you should include this one. We also believe, if retained, that these bullet points should be expanded to note recent changes in income. In this connection, also please see the next comment.

Response:

Although we believe the text referred to in your comment is no more than a recitation of facts that are supported by our financial results, we have removed all references to compounded annual growth rates in the Amendment in response to your comment. We have also included in the Amendment a bullet point addressing recent changes in our income.

3.

Please revise the summary to briefly note the business conditions for banks over the past year and describe the impact of this situation on your company. This appears to include a significant decline in net income for 2008, essentially flat performance in your “commercial and other banking” segment in 2009 and a significant increase in mortgage banking income. Disclose how this mortgage banking income growth has been achieved and how it relates to the economics of your market area.

Response:

We have included the requested disclosure in the Amendment.

4.

We would suggest that given the extent to which your mortgage banking segment has grown recently, and how significant it is to your operations and how your recent business experience is different from the common perception of trends in the industry, we suggest that you include in the summary a description of the type of lending and securitization you are doing, where your borrowers are located and the risks involved.

William Friar

November 18, 2009

Response:

We have included the requested disclosure in the Amendment. We note that we do not employ securitizations as a part of our mortgage banking operations.

Our Market Area, page 5

5.	Please quantify the change in unemployment for the Greater Hampton Roads over the past year.

Response:

We have included the requested disclosure in the Amendment.

Risk Factors, page 11

6.

Please include a risk factor to address the current, historically low interest rate environment and the typical consequences of rising rates on the type of the securities you are selling. As warranted, also consider a second risk factor addressing current low rates and the consequences of rising rates on the sale of homes and your mortgage banking operations.

Response:

As indicated above, we note that we do not employ securitizations as a part of our mortgage banking operations and therefore have not included a risk factor regarding such securitizations. We have included the requested risk factor concerning the rate environment and the consequences for our mortgage banking operations in the Amendment.

Our Series B Preferred stock is....page 11

7.         Please quantify the dollar amount of securities ranking senior or equal to the securities to be issued. Here, or someplace else early in the prospectus, such as in the third paragraph under “Dividends,” on page 8, also name the securities that these securities are senior to. If it is only the common stock, please make that clear.

Response:

We have included the requested disclosure in the Amendment.

William Friar

November 18, 2009

Summary of Financial Information, page 10

8.         Please consider adding the dollar amount of nonperforming loans to this table and the ratio of the allowance for loan losses to nonperforming loans.

Response:

We have added the ratio of the allowance for loan losses to nonperforming loans to this table in the Amendment. We considered adding the dollar amount of nonperforming loans, but believe this is fully disclosed elsewhere in the in the Amendment.

Risk Factors, page 11

9.         Please review the disclosure in this section to determine if you can reduce this section with the goal that investors are apprised of the risks that are specific to your company or this offering. We believe that risks that are inherent to any investment decision or any investment in a financial institution do not have to be discussed.

Response:

As stated in the lead-in paragraph to the Risk Factors section “[o]ur business, prospects, financial condition and results of operations could be harmed by any of the following risks.” After significant discussion, we concluded that the types of matters disclosed in the Risk Factors section of the Form S-1 are material elements of our presentation. We are well aware of the financial stress being felt in the banking industry and believe our discussion addresses the risks of investing in companies like ours. We believe the disclosure also addresses other important factors that should be considered by potential investors. Accordingly, we prefer to retain all of the disclosure relating to all the types of risks currently disclosed in the in the Amendment.

Our Profitability depends.... Page 14

10.       Specifically identify any significant negative impact to date resulting from adverse area market conditions.

Response:

We have included the requested disclosure in the Amendment.

William Friar

November 18, 2009

Caution About Forward-Looking Statements, page 22

11.       This section seems to provide a laundry list of possible issues. Where warranted, please address these as risk factors and reduce this list to the most meaningful items.

Response:

We have closely reviewed this section and made modifications consistent with this comment in the Amendment.

Dividend Policy, page 26

12.	Please explain or define the concept of “undivided profits.”

Response:

Virginia Code Section 6.1-56 provides that “[t]he board of directors of any bank may declare a dividend of so much as they shall judge expedient of the net undivided profits of the bank, after providing for all expenses, losses, interest and taxes accrued, or due by such bank.” We have amended the disclosure to conform directly to Virginia Code Section 6.1-56.

Loan Portfolio, page 45

13.       In the second paragraph you reference a “recent boom in the mortgage industry.” Please describe this in some detail to date as you perceive it in your market area. Also, here or elsewhere, in the context of this “boom,” explain your understanding of the large growth in charge offs and nonperforming loans between December 31, 2008 and June 30, 2009, disclosed on page 48 and 49.

Response:

We have removed references to a “recent boom in the mortgage industry” and inserted new disclosure in lieu thereof in the Amendment.

Transactions with Management, page 76

14.       Pursuant to 4(c) of the Instructions to Item 404(a), revise the first paragraph to delete the words “of their” found in the second line. In the fourth line, revised the phrase “with others” to read “with persons not related to the lender.”

William Friar

November 18, 2009

Response:

We have made the changes requested in this comment in the Amendment.

Description of the Series B Preferred Stock, page 88

15.       We note the last sentence of the first paragraph which refers the reader to other documents for information. Supplementally, please confirm that all of the material terms and provisions of the securities have been disclosed in this document or otherwise revise.

Response:

The material terms and provisions of the Series B Preferred Stock have been disclosed. We will file the Articles of Amendment to the Articles of Incorporation of Monarch Financial Holdings, Inc. establishing the Series B Noncumulative Convertible Perpetual Preferred Stock in an amendment to the Form S-1 as an exhibit thereto.

16.       Please clarify that the last sentence of the third paragraph on page 88 represents opinion of the law firm Williams Mullens.

Response:

It is the opinion of Williams Mullen that all of the shares of the Series B Preferred Stock, when issued and paid for, will be validly issued, fully paid and non-assessable. We have filed the Williams Mullen opinion in an exhibit to the Amendment.

*******

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (757) 389-5112.

William Friar

November 18, 2009

Thank you for your assistance in this matter.

Yours truly,

/s/Brad E. Schwartz

Brad E. Schwartz
Executive Vice President and Chief Financial Officer